Giovanni Caruso Partner 345 Park Avenue New York, NY 10154	Direct 212.407.4866 Main 212.407.4000 Fax 212.937.3943 gcaruso@loeb.com

Via Edgar

February 22, 2023

Division of Corporation Finance Office of Life Sciences U.S. Securities & Exchange Commission 100 F Street, NE Washington, D.C. 20549

Attention: Ms. Jane Park and Ms. Celeste Murphy

Re:	JATT Acquisition Corp
Amendment No. 7 to Registration Statement on Form S-4 Filed on February 17, 2023
File No. 333-267005

Dear Ms. Park and Ms. Murphy:

On behalf of our client, JATT Acquisition Corp (the “Company”), we hereby provide a response to the comments issued in a letter dated February 22, 2023 (the “Staff’s Letter”) regarding the Company’s Amendment No. 7 to the Registration Statement on Form S-4 that was submitted on February 17, 2023 (the “Amendment No. 7”).

Concurrently with the submission of this response letter, we are filing, through EDGAR, Amendment No. 8 to the Registration Statement (“Amendment No. 8”).

In order to facilitate the review by the staff of the Securities and Exchange Commission (the “Staff”) of Amendment No. 7, we have responded, on behalf of the Company, to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs in the Staff’s Letter.

Amendment No. 7 to Form S-4

License Agreements, page 244

1.	We note your disclosure relating to the Lilly License on page 245 of royalties ranging from mid-single to low-double digit percentages. Please revise your disclosure to give investors a reasonable idea of the amount of the royalty rates that does not exceed ten percentage points.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 245 of Amendment No. 8.

Financial Statements , page F-1

2.	Please update the financial statements of Jatt Acquisition Corp and Zura Bio Limited to December 31, 2022 in accordance with Rule 3-12 of Regulation S-X or tell us the reason(s) that you believe you are not required to do so.

Response: As previously discussed with the staff, the Company (which is the registrant of the of the Registration Statement on Form S-4) (i) reasonably and in good faith expects to have net income, after taxes, for the year ended December 31, 2022, (ii) had net income after taxes for the year ended December 31, 2021, and, (iii) files annual, quarterly and other reports pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934 and all reports due have been filed. Therefore, Section 210.3–01(c) of Regulation S-X is available to the Company and extends the time by when the year-end 2022 financial statements are required to March 31, 2023, the date the Company’s Annual Report on Form 10-K is due pursuant to Section 210.3-01 (i) of Regulation S-X.

Please call me at (212) 407-4866 if you would like additional information with respect to any of the foregoing.

Thank you.

Sincerely,

/s/ Giovanni Caruso
Giovanni Caruso

Partner